Exhibit 99.1

Arco Platform Limited

Unaudited interim condensed

consolidated financial statements

March 31, 2021

Arco Platform Limited

Interim condensed consolidated statements of financial position

As of March 31, 2021, and December 31, 2020

(In thousands of Brazilian reais, unless otherwise stated)

	Notes	March 31, 2021	December 31, 2020
		(unaudited)
Assets
Current assets
Cash and cash equivalents	4	360,356	424,410
Financial investments	5	657,348	712,645
Trade receivables	6	522,522	415,282
Inventories	7	69,230	74,076
Recoverable taxes		22,113	19,304
Related parties	8	3,838	9,970
Other assets		30,581	24,073
Total current assets		1,665,988	1,679,760
Non-current assets
Deferred income tax	21	243,656	236,903
Recoverable taxes		1,121	1,121
Financial investments	5	14,294	10,349
Related parties	8	11,731	10,508
Other assets		25,280	22,239
Investments and interests in other entities	9	33,638	9,654
Property and equipment	10	26,481	26,087
Right-of-use assets	11	34,773	30,022
Intangible assets	12	2,575,577	2,549,637
Total non-current assets		2,966,551	2,896,520
Total assets		4,632,539	4,576,280

Liabilities
Current liabilities
Trade payables		53,657	40,925
Labor and social obligations	14	87,102	85,069
Taxes and contributions payable		7,022	9,676
Income taxes payable		17,389	44,731
Advances from customers		97,185	23,080
Lease liabilities	11	14,565	12,742
Loans and financing	15	306,476	107,706
Accounts payable to selling shareholders	13	648,172	656,014
Other liabilities		3,042	331
Total current liabilities		1,234,610	980,274
Non-current liabilities
Labor and social obligations	14	37,642	36,570
Lease liabilities	11	25,593	22,478
Loans and financing	15	3,157	203,413
Provision for legal proceedings	25	2,201	1,366
Accounts payable to selling shareholders	13	1,160,408	1,130,501
Other liabilities		889	794
Total non-current liabilities		1,229,890	1,395,122
Total liabilities		2,464,500	2,375,396

Equity	16
Share capital		11	11
Capital reserve		2,149,419	2,200,645
Share-based compensation reserve		87,387	80,817
Accumulated losses		(68,778)	(80,589)
Total equity		2,168,039	2,200,884
Total liabilities and equity		4,632,539	4,576,280

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

Arco Platform Limited

Interim condensed consolidated statements of income and comprehensive income

For the three-month periods ended March 31, 2021 and 2020

(In thousands of Brazilian reais, except earnings per share)

	Notes	March 31, 2021	March 31, 2020
		(unaudited)	(unaudited)
Net revenue	18	331,672	261,579
Cost of sales	19	(87,125)	(67,220)

Gross profit		244,547	194,359

Selling expenses	19	(119,658)	(87,900)
General and administrative expenses	19	(74,306)	(66,783)
Other income, net		1,525	412

Operating profit		52,108	40,088

Finance income	20	9,940	9,387
Finance costs	20	(38,614)	(38,339)
Finance result	20	(28,674)	(28,952)

Share of loss of equity-accounted investees	9	(1,023)	(706)

Profit before income taxes		22,411	10,430
Income taxes - income (expense)
Current		(17,353)	(32,188)
Deferred		6,753	25,579
	21	(10,600)	(6,609)

Net profit for the period		11,811	3,821

Other comprehensive income for the period		-	-
Total comprehensive income for the period		11,811	3,821

Basic earnings per share - in Brazilian reais	17
Class A		0.21	0.07
Class B		0.21	0.07
Diluted earnings per share - in Brazilian reais	17
Class A		0.20	0.07
Class B		0.21	0.07

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

Arco Platform Limited

Interim condensed consolidated statements of changes in equity

For the three-month periods ended March 31, 2021 and 2020

(In thousands of Brazilian reais, unless otherwise stated)

	Share capital	Capital reserve	Share-based compensation reserve	Accumulated losses	Total
Balances at December 31, 2019	11	1,607,622	84,546	(97,369)	1,594,810

Net profit for the period	-	-	-	3,821	3,821
Total comprehensive income	-	-	-	3,821	3,821
Share based compensation plan	-	-	8,907	-	8,907

Balances at March 31, 2020 (unaudited)	11	1,607,622	93,453	(93,548)	1,607,538

Balances at December 31, 2020	11	2,200,645	80,817	(80,589)	2,200,884

Net profit for the period	-	-	-	11,811	11,811
Total comprehensive income	-	-	-	11,811	11,811
Share based compensation plan	-	-	8,371	-	8,371
Purchase of treasury shares (Note 16.b)	-	(53,027)	-	-	(53,027)
Investments shares transferred (Note 14)	-	1,801	(1,801)	-	-

Balances at March 31, 2021 (unaudited)	11	2,149,419	87,387	(68,778)	2,168,039

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

Arco Platform Limited

Interim condensed consolidated statements of cash flows

For the three-month periods ended March 31, 2021 and 2020

(In thousands of Brazilian reais)

	March 31, 2021	March 31, 2020
	(unaudited)	(unaudited)
Operating activities
Profit before income taxes for the period	22,411	10,430
Adjustments to reconcile profit before income taxes
Depreciation and amortization	48,052	28,675
Inventory reserves	2,224	2,106
Allowance for doubtful accounts	3,889	6,168
Loss on sale/disposal of property and equipment and intangible assets disposed	133	672
Fair value change in financial instruments from acquisition interests	-	54
Changes in accounts payable to selling shareholders	(2,188)	6,600
Share of loss of equity-accounted investees	1,023	706
Share-based compensation plan	9,366	8,907
Accrued interest	3,689	1,242
Interest accretion on acquisition liability	27,381	20,266
Income from non-cash equivalents	(3,766)	(2,039)
Interest on lease liabilities	1,019	732
Provision for legal proceedings	646	33
Provision for payroll taxes (restricted stock units)	(521)	5,888
Foreign exchange income	279	(742)
Other financial cost/revenue, net	(359)	-
Changes in assets and liabilities
Trade receivables	(109,075)	(20,712)
Inventories	3,578	(485)
Recoverable taxes	(477)	(1,694)
Other assets	(3,931)	(17,036)
Trade payables	12,118	12,638
Labor and social obligations	2,335	(5,542)
Taxes and contributions payable	(2,804)	(2,560)
Advances from customers	73,783	49,480
Other liabilities	423	(58)

Cash generated from operations	89,228	103,729

Income taxes paid	(46,988)	(57,543)
Interest paid on lease liabilities	(860)	(425)
Interest paid on accounts payable to selling shareholders	(4,153)	-
Interest paid on loans and financing	(3,567)	-
Payments for contingent consideration	-	(3,696)
Net cash flows from operating activities	33,660	42,065

Investing activities
Acquisition of property and equipment	(2,998)	(2,377)
Payment of investments and interests in other entities	(25,027)	(12,675)
Acquisition of subsidiaries, net of cash acquired	(15,217)	-
Acquisition of intangible assets	(32,701)	(17,059)
Purchase (sale) of financial investments	55,117	(183,176)
Net cash flows used in investing activities	(20,826)	(215,287)

Financing activities
Purchase of treasury shares	(53,026)	-
Payment of lease liabilities	(3,390)	-
Payment of loans and financing	(1,700)	(2,354)
Payment to owners to acquire entity’s shares	(18,493)	-
Loans and financing	-	198,925
Net cash flows (used in) from financing activities	(76,609)	196,571

Foreign exchange effects on cash and cash equivalents	(279)	742

(Decrease) increase in cash and cash equivalents	(64,054)	24,091

Cash and cash equivalents at the beginning of the period	424,410	48,900
Cash and cash equivalents at the end of the period	360,356	72,991
(Decrease) increase in cash and cash equivalents	(64,054)	24,091

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

Notes to the unaudited interim condensed consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Arco Platform Limited (“Arco”) is a holding company incorporated under the laws of the Cayman Islands on April 12, 2018 and whose shares are publicly traded on the National Association of Securities Dealers Automated Quotations Payments exchange (NASDAQ) under the ticker symbol “ARCE”. Arco and its subsidiaries are collectively referred to as the Company. Arco became the parent company of Arco Educação S.A. ("Arco Brazil") through the completion of the corporate reorganization and initial public offering of the Company in 2018. Arco Brazil is the holding company of the operating subsidiaries, including PSD Educação S.A. (“PSD”), which provides educational content from basic to secondary education (“K-12 curriculum”). The Company’s principal administrative office is located at 2840 Rua Augusta, 9th Floor, Consolação, São Paulo, Brazil.

These unaudited interim condensed consolidated financial statements were authorized for issue by the Board of Directors on May 21, 2021.

1.2	Significant events during the

(a)	Acquisition of investments

Acquisition of additional shares of Geekie

On January 20, 2021, Arco acquired an additional 1.36% interest in Geekie’s share capital through a capital increase of R$4,000, increasing its total interest to 57.42%.

Investment in INCO Limited (“INCO”)

On January 25, 2021, the Company acquired 8,571,427 series B ordinary shares of INCO, a company that provides financial and administrative services to private schools, equivalent to 30% of the total stock capital for R$ 25,000. See Note 9 for further information.

Acquisition of COC and Dom Bosco learning systems

On March 6, 2021, the Company announced that it entered into a definitive agreement (the “Purchase Agreement”) with Pearson Education do Brasil Ltda. (“Pearson”) to acquire COC and Dom Bosco, two important K-12 learning systems in Brazil, for R$920 million in cash.

COC and Dom Bosco have over 50 years of academic track record in Brazil, serving over 800 partner schools and around 210 thousand students in all regions of the country, from pre-K to high school and pre-university. The brands have a strong presence in the Southeast region of Brazil, especially in the state of São Paulo.Arco expects to accelerate the growth of COC and Dom Bosco by updating their content and technology, improving distribution and customer service capabilities, as well as to cross-sell supplemental solutions within the COC and Dom Bosco partner school base.

Pursuant to the Purchase Agreement, Arco will acquire 100% of COC and Dom Bosco learning systems for R$920 million in cash, equivalent to 14.4x 2020 EBITDA, with (i) 80% of the purchase price payable at the time of closing, and (ii) the remaining 20% of the purchase price payable on the first anniversary of the closing date, as adjusted. The transaction also includes an agreement with Pearson to distribute some supplemental educational solutions for K-12 schools in Brazil.

This transaction is not subject to any shareholder approvals, but is subject to customary closing conditions, including Brazilian antitrust approvals.

Acquisition of Me Salva!

On March 12, 2021, the Company announced that it had acquired Me Salva!, an online educational solution that prepares students to be admitted to the best universities in Brazil.

Me Salva! was founded in 2011 with the mission of helping students to improve their ENEM scores and to be admitted to the best universities in the country. The online solutions platform offers recorded and live video classes, comprehensive exercises, essay writing tools, assessment tests, 1-on-1 tutoring and personalized study plans.

This transaction expands Arco’s supplemental solutions portfolio to test prep and tutoring, with an estimated addressable market of R$5 billion and favorable growth prospects. The deal rationale relies on accelerating Me Salva!’s growth by leveraging Arco’s resources, and strengthening Arco’s B2B2C winning factors with new digital capabilities. See Note 3 for further information.

(b)	Information related to Covid-19 pandemic

In January 2021, the COVID vaccine began to be applied in Brazil. Vaccination started with the priority groups: health workers, the elderly, the disabled and indigenous villagers. Although there is no exact date for application in 100% of the population, expectations are for 2022.

Despite the beginning of the vaccination, Brazil is facing a new wave of contamination from COVID-19 variants and the future impact of the COVID-19 pandemic on an ongoing basis is still uncertain and will remain a factor in the analysis of key estimates and judgements used in preparing the Company’s financial statements, especially given the rapid and unexpected changes the pandemic is posing to global and local economic environments.

The measures of restrictions taken by Brazilian states and local authorities directly impacted the education industry by indefinitely postponing on-site school activities. Nonetheless, as education is an important and essential service, Brazilian private schools are conducting classes on a flex model, with classroom and virtual classes. In Brazil, the resumption of economic activity is occurring in stages, some activities are gradually being released by some states, including in person classes in some cases in accordance with specific health and safety protocols. The return is occurring differently in each Brazilian state, according to their particular situations.

Notwithstanding the above, the Company did not suspend its activities and, despite the return allowed by the authorities, most of its workforce continues to work remotely from home, except for some people from administrative teams and distribution centers’ teams that are working on site in accordance with health and safety protocols and social distancing guidelines. In this scenario, the Company has made additional investments in IT and network infrastructure; incurred additional expenses for cleaning and disinfecting the installations; purchased alcohol and masks; funded COVID-19 tests and H1N1 flu vaccination campaigns with the objective of taking care of its employees, reducing the demand for care in health units and facilitating the diagnosis of COVID-19. The Company also delivered chairs, computers, and work kits to its employees. Additionally, to support partner schools, since day 1 of the pandemic, the Company has made available an integrated platform with daily live classes to all students, webinars, broadcast, and remote support to maintain student learning, while complying with the social distancing measures.

The measures discussed above, including travel restrictions, were put in place to safeguard the health and safety of our employees, customers, and suppliers, but have not limited the Company’s ability to maintain its operations. In addition, these alternative working arrangements have not adversely affected financial reporting systems, internal control over financial reporting or disclosure controls and procedures.

Our content production continues according to the scheduled curriculum calendar and the current educational material has been delivered to the schools according to their calendar for the year, enabling the Company to recognize revenues on these products.

With respect to the Company’s distribution and delivery capacity, which relies on third parties, the Company’s main suppliers did not raise any issues related to their ability to fulfill scheduled shipments or indicated the need to incur in any significant additional expenses.

As a result, as of March 31, 2021, the following events and transactions occurred during the period:

•	The Company incurred additional expenses of R$ 579 related to health care in food and emotional health programs offered to the Company’s employees.

•	The Company assessed the existence of potential impairment indicators and the possible impacts on the key assumptions and projections caused by the pandemic on the recoverability of long-lived assets and concluded that there are no indications that demonstrate the need to recognize a provision for impairment of long-lived assets in the consolidated financial statements.

•	The Company obtained rent concessions, regarding leased buildings, that occurred as a direct consequence of the COVID-19 pandemic and were accounted as if they were not lease modifications. Therefore, no changes occurred in the expected useful life and residual value of properties and equipment. For the quarter ended March 31, 2021, the discount obtained was R$ 132.

Given the uncertainty around the extent and timing of the future spread of COVID-19, the imposition of additional protective measures, or the relaxation of existing protective measures, it is not possible to accurately predict COVID-19's general impact on the education industry or to reasonably estimate its impact on Arco's results of operations, cash flows or financial condition, including, but not limited to:

•	A decrease in the number of students, which may impact the expected amount of revenue.

•	An increase in bad debts due to the current economic scenario.

•	A change in the fair value of financial instruments.

•	The renegotiation of loans and lease agreements to ensure the continued strength of the Company’s financial position.

Management will continue to monitor and assess the impact COVID-19 may have on the Company’s business financial performance and position and cash flows.

2	Significant accounting policies

2.1	Basis for preparation of the consolidated financial statements

These unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in the Company’s annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the IASB have been condensed or omitted. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2020, which include information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies were presented in Note 2 Significant accounting policies to the consolidated financial statements for the year ended December 31, 2020.

The accounting policies applied in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2020.

In preparing these unaudited interim condensed consolidated financial statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue, and expenses. Actual results may differ from these estimates. The critical judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied and disclosed in Note 3 Significant accounting estimates and assumptions to the Company’s consolidated financial statements for the year ended December 31, 2020.

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“BRL” or “R$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousands, except when otherwise indicated.

2.2	Changes in accounting policies and disclosures

New and amended standards and interpretations

A number of new or amended standards became applicable for the current reporting period. The Company did not have to change its accounting policies or make retrospective adjustments as a result of adopting these standards..

Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective. The Company is assessing the impact that changes in the standards will have in current practice, but does not expect a significant impact to occur on the Company's financial statements:

•	Amendments to IAS 1: Classification of Liabilities as Current or Non-current

•	Reference to the Conceptual Framework – Amendments to IFRS 3

•	Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37

•	Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16

•	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)

•	Definition of Accounting Estimates (Amendments to IAS 8)

•	Covid-19-Related Rent Concessions beyond 30 June 2021 (Amendment to IFRS 16)

•	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)

3	Business combinations and acquisition of non-controlling interests

The fair value of the identifiable assets and liabilities as of the date of each acquisition was:

Fair value as of the acquisition date
March 31, 2021
Me Salva!
Assets
Cash and cash and equivalents	10,562
Trade receivables	2,010
Inventories	80
Recoverable taxes	7
Other assets	160
Property and equipment	145
Right-of-use assets	112
Intangible assets	12,100
25,176
Liabilities
Trade payables	614
Labor and social obligations	296
Taxes and contributions payable	211
Leases	112
Loans and financing	91
Advances from customers	322
Other liabilities	2,262
3,908
Total identifiable net assets at fair value	21,268

Goodwill arising on acquisition	28,030
Purchase consideration transferred	49,298
Cash paid	15,779
Capital contribution	10,000
Forward contract of controlling interest at acquisition	22,196
Retained payments	1,324
Analysis of cash flows on acquisition:
Transaction costs of the acquisition (included in cash flows from operating activities)	(192)
Cash paid and subscribed capital net of cash acquired with the subsidiary (included in cash flows from investing activities)	(15,217)

The purchase price allocation is subject to change during the period of completion of the determination of the fair value of intangible assets according to the deadline defined by IFRS.

(a)	Me Salva! Cursos e Consultorias S/A (“Me Salva!”)

On March 12, 2021, the Company acquired control of Me Salva!, by acquiring 60.0% of the outstanding shares on the acquisition date.

Me Salva! is an online educational solution that prepares students to be admitted to the best universities in Brazil.

The purchase consideration transferred was R$ 49,298, comprised of: (i) R$ 15,779 related to cash consideration paid on the acquisition date; (ii) R$ 10,000 capital contribution paid on the acquisition date; (iii) R$ 1,324 retained for the period of 5 years for any eventual inaccuracies in the fulfillment of the guarantees given in the purchase and sale agreement, which will be released in five annual installments, and; (iv) the amount of R$ 22,196 which will be paid in March 2025.

The Company did not recognize deferred taxes related to the business combination because the tax basis and the accounting basis, including fair value adjustments, were the same at the date of the business combination.

Goodwill

The goodwill recorded on the acquisition was R$ 28,030 and it is expected to be deductible for tax purposes after the Company merges the acquiree. For the purposes of impairment testing, the goodwill has been allocated to the Supplemental operating segment.

The goodwill acquired is primarily attributable to the expected synergies and other benefits from combining the assets and activities of Me Salva! with those of the Company. The goodwill paid is based on the Business Plan prepared for purposes of the acquisition, and the principal business assumptions used were considered by the administration as appropriate.

Transaction costs

Transaction costs of R$ 192 were expensed and are included in general and administrative expenses as of March 31, 2021.

Measurement of fair value

The valuation techniques used for measuring the fair value of separate identified intangible assets acquired were as follows:

Asset acquired	Valuation technique
Customer relationship

Multi-period excess earning method

The method considers the present value of net cash flows expected to be generated by customer relationship, by excluding any cash flows related to contributory assets.

Non-compete agreement

With-and-without method

The With-and-Without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another, considering its non-existence.

Trademarks	Relief-from-royalty method The relief-from-royalty method considers the discount estimated royalty payments that are expected to be avoided as a result of the educational platform being owned.
Software	Replacement cost The method considers the amount that an entity would have to pay to replace at the present time, according to its current worth.
Educational content	Replacement cost The method considers the amount that an entity would have to pay to replace at the present time, according to its current worth.

(b)	Revenue and profit contribution

The individual net revenue and net income from the acquisition date through the period end for business combination are presented below:

March 31, 2021
Me Salva!
Total net revenue	939
Loss before income taxes	(236)

Total revenue and income and net income for the Company are presented below on a pro-forma basis assuming the acquisition had occurred at the beginning of the year:

March 31, 2021

Pro-forma total net revenue	333,185
Pro-forma profit before income taxes	22,323

This pro-forma financial information is presented for informational purposes only and does not purport to represent what the Company's results of operations would have been had it completed the acquisition on the date assumed, nor is it necessarily indicative of the results that may be expected in future periods.

4	Cash and cash equivalents

	March 31, 2021	December 31, 2020
	(unaudited)
Cash and bank deposits	38,840	7,536
Bank deposits in foreign currency (a)	5,120	28,327
Cash equivalents (b)	316,396	388,547
	360,356	424,410

(a)   Short-term deposits maintained in U.S. dollar.

(b)   Cash equivalents correspond to financial investments in Bank Certificates of Deposit (“CDB”) of highly rated financial institutions. As of March 31, 2021, the average interest on these CDB is equivalent to 84.7% (December 31, 2020: 95.4%) of the Interbank Certificates of Deposit (“CDI”). These financial investments are available for immediate use and have insignificant risk of changes in value.

5	Financial investments

	March 31,2021	December 31, 2020
	(unaudited)
Financial investments (a)	670,532	721,935
Financial investments in foreign currency	593	542
Other	517	517
	671,642	722,994
Current	657,348	712,645
Non-current	14,294	10,349

(a)	Financial investments correspond to investments managed by highly rated financial institutions. As of March 31, 2021, the average interest on these investments is equivalent to 101.7% (2020: 101.3%) of the CDI. The average CDI rate during the three-month period was 0.16% per month.

6	Trade receivables

	March 31, 2021	December 31, 2020
	(unaudited)
From sales of educational content	585,943	475,507
From related parties (Note 8)	3,898	3,209
	589,841	478,716
(-) Allowance for doubtful accounts	(67,319)	(63,434)
	522,522	415,282

As of March 31, 2021, and December 31, 2020, the aging of trade receivables was as follows:

	March 31, 2021	December 31, 2020
	(unaudited)
Neither past due nor impaired	481,879	360,737

Past due	107,962	117,979

1 to 60 days	20,478	26,206
61 to 90 days	6,876	9,973
91 to 120 days	4,522	10,528
121 to 180 days	10,968	18,887
More than 180 days	65,118	52,385
	589,841	478,716

The movement in the allowance for doubtful accounts for the three-month periods ended March 31, 2021 and 2020, was as follows:

	March 31, 2021	March 31, 2020
	(unaudited)	(unaudited)
Balance at beginning of the period	(63,434)	(30,051)
Additions	(3,889)	(6,168)
Receivables written off during the period as uncollectible	4	911
Balance at end of period	(67,319)	(35,308)

7	Inventories

	March 31, 2021	December 31, 2020
	(unaudited)
Educational content	23,347	30,167
Educational content in progress (a)	37,919	37,276
Consumables and supplies	1,702	1,198
Inventories held by third parties	6,262	5,435
	69,230	74,076

(a)	Costs being incurred to develop educational content. These costs include incurred personnel costs and third parties’ services for editing educational content and related activities (graphic design, editing, proofreading and layout, among others).

Educational content is presented net of inventory reserve. The movement in the inventory reserve for the three-month periods ended March 31, 2021 and 2020 was as follows:

	March 31, 2021	March 31, 2020
	(unaudited)	(unaudited)
Balance at beginning of the period	(7,510)	(6,517)
Inventory reserve	(2,224)	(2,106)
Write-off of inventories against reserve	832	949
Balance at end of the period	(8,902)	(7,674)

8	Related parties

The table below summarizes the balances and transactions with related parties:

	March 31, 2021	December 31, 2020
	(unaudited)
Assets
Trade receivables
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	3,898	3,209
	3,898	3,209
Loans to related parties
Loans - Geekie (b)	4,383	4,361
OISA Tecnologia e Serviços Ltda. (c)	-	5,018
Former shareholders - EI (d)	11,186	11,099
	15,569	20,478
Current	3,838	9,970
Non-current	11,731	10,508

Liabilities
Advances from customers
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	(116)	(150)
	(116)	(150)
Other liabilities
OISA Tecnologia e Serviços Ltda. (e)	145	469
	145	469

	March 31, 2021	March 31, 2020
	(unaudited)	(unaudited)
Net revenue
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	1,829	624
OISA Tecnologia e Serviços Ltda. (e)	5	-
	1,834	624

Expenses
ASC Empreendimentos Ltda. and OSC Empreendimentos Ltda.	-	(1)

Finance income
WPensar S.A.	-	13
Geekie (b)	22	167
OISA Tecnologia e Serviços Ltda. (c)	19	-
Minority shareholders - EI (d)	87	-
	128	180

(a)	Arco Ventures S.A. and International School sell educational content to Livraria ASC Ltda. and Educadora ASC Ltda., entities under common control of the Company’s controlling shareholders. The transactions are priced based on contract price at the sales date. Sales price for these transactions are conducted at arm’s length, at similar observable market prices.

(b)	On January 17, 2019, the Company loaned R$ 4,000 to Geekie Partners S.A., the current minority shareholder of Geekie, through a loan agreement with payment due in June 2022, interest of 110% of the CDI, and with their entire interest in Geekie’s shares as collateral to the transaction. During the three-month period, the Company recognized R$ 22 of interest income. The transaction was intended to support Geekie’s working capital needs.

(c)	On October 23, 2020, the Company loaned R$ 5,000 to OISA Tecnologia e Serviços Ltda. (“ISAAC”),an affiliate of the Company and which a member of its key management personnel is a Director of Company. The entity is developing a project to assist schools in financial and administrative management. The amount was paid in February 2021 and the Company recognized R$ 19 of interest income.

(d)	Amount due by minority shareholders of Escola da Inteligência, with an interest rate of 100% CDI and maturing in May 2023. During the three-month period, the Company recognized R$ 87 of interest income.

(e)	WPensar provides financial intermediation services to OISA. Amounts collected by WPensar are transferred to OISA net of the value of the service provided. As of March 31, 2021, the amount to be transferred to OISA is R$ 145 and during the three-month period the recognized revenue from financial intermediation was R$ 4.

Key management personnel compensation

Key management personnel compensation comprised the following:

	March 31, 2021	March 31, 2020
	(unaudited)	(unaudited)
Short-term employee benefits	18,688	12,443
Restricted stock units	10,729	15,958
	29,417	28,401

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, bonuses, labor and social charges, and other ordinary short-term employee benefits.

Certain executive officers also participate in the Company’s share-based compensation plan (Note 14).

9	Investments and interests in other entities

(a)	Investments

Bewater Ventures I GA Fundo de Investimento em Participações Multiestratégia (“Bewater”)

On July 24, 2020, the Company, through its subsidiary PSD Educação S.A. acquired 9,670 Class B quotas of Bewater Ventures I GA Fundo de Investimento em Participações Multiestratégia, a fund managed by Paraty Capital. On the date of transaction, the Company paid the total amount of R$ 9,670, corresponding to a total interest of 14.5% in Bewater. On February 2, 2021, Bewater carried out a new round of capital injection, in which the Company acquired an additional 27 class B quotas, having an 11.1% interest in the fund due to the dilution of the interest.

The fund made a minority investment in Group A, a company that provides educational solutions for higher education. The investment in Bewater is measured at fair value through profit and loss.

INCO Limited (“INCO”)

On January 25, 2021, the Company entered into a Share Purchase Agreement with INCO Limited, or INCO, the controlling entity of OISA, a company that provides financial and administrative services to private schools, according to which we acquired 8,571,427 series B ordinary shares, equivalent to 30% of the total stock capital of INCO, for a total amount of R$25,000. Based on the signed agreement, the Company does not have control of INCO but exercises significative influence over the entity since it is one of the four members of INCO’s Board of Directors.

10	Property and equipment

Reconciliation of carrying amount:

								March 31, 2021	March 31, 2020
								(unaudited)	(unaudited)
	Machinery and equipment	Vehicles	Furniture and fixtures	IT equipment	Facilities	Leasehold improvements	Others	Total	Total
Cost
At the beginning of the period	1,991	307	3,929	12,895	123	14,478	6,722	40,445	28,351
Additions	157	-	33	2,744	-	33	31	2,998	2,377
Business combination	10	-	65	20	-	50	-	145	-
Disposals	-	-	-	(167)	-	-	-	(167)	-
At the end of the period	2,158	307	4,027	15,492	123	14,561	6,753	43,421	30,728

Depreciation
At the beginning of the period	(253)	(126)	(706)	(3,661)	(35)	(4,616)	(4,961)	(14,358)	(7,023)
Depreciation charge for the period	(94)	(18)	(100)	(793)	(3)	(1,069)	(546)	(2,623)	(1,536)
Depreciation of disposals	-	-	-	41	-	-	-	41	-
At the end of the period	(347)	(144)	(806)	(4,413)	(38)	(5,685)	(5,507)	(16,940)	(8,559)

Net book value
At the beginning of the period	1,738	181	3,223	9,234	88	9,862	1,761	26,087	21,328
At the end of the period	1,811	163	3,221	11,079	85	8,876	1,246	26,481	22,169

Annual depreciation rates	10%	20%	10%	20%	10%	10% to 50%	33%

The Company assesses at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property and equipment as of and for the three-month periods ended March 31, 2021 and 2020.

11	Leases

The balance sheet shows the following amounts relating to leases:

	March 31, 2021	December 31, 2020
	(unaudited)
Right-of-use assets
Properties	34,697	29,938
Machinery and equipment	76	84
	34,773	30,022

	March 31, 2021	December 31, 2020
	(unaudited)
Lease liabilities
Current	14,565	12,742
Non-current	25,593	22,478
	40,158	35,220

Set out below, are the carrying amounts of the Company’s right-of-use assets and lease liabilities and the movements during the period:

	March 31, 2021	March 31, 2020
	(unaudited)	(unaudited)
Right-of-use assets
At the beginning of the period	30,022	21,631
Additions	7,927	237
Disposal	(64)	-
Lease modification (a)	200	441
Depreciation expense	(3,424)	(1,838)
Business combination	112	-
At the end of the period	34,773	20,471

Average annual depreciation rate	28.4%	24.3%

	March 31, 2021	March 31, 2020
	(unaudited)	(unaudited)
Lease liabilities
At the beginning of the period	35,220	25,857
Additions	7,927	237
Disposal	(70)	-
Lease modification (a)	200	441
Business combination	112	-
Interest expense	1,019	732
Payments of lease liabilities	(3,258)	(2,354)
Discounts on leases	(132)	-
Interest paid	(860)	(425)
At the end of the period	40,158	24,488

(a) Refers to price adjustments that occur annually as defined in the lease agreements.

The Company entered into fiduciary agreements with Banco Safra S.A. in the amount of R$ 10,903 to guarantee payment due in the lease agreements of the São Paulo office. These agreements are calculated considering a rate of 1.95% per year and are adjusted annually by the General Market Price Index (IGP-M).

The Company recognized rent expense from short-term leases and low-value assets of R$ 2,252 for the three-month period ended March 31, 2021 (March 31, 2020: R$ 703).

12	Intangible assets and goodwill

											March 31, 2021	March 31, 2020
											(unaudited)	(unaudited)
	Goodwill	Rights on contracts	Customer relationships	Educational system	Copyrights	Software license and development	Trademarks	Educational platform	Non-compete agreement	In Progress	Total	Total
Cost
At the beginning of the period	1,394,351	15,263	322,143	280,998	29,460	45,317	476,354	170,348	11,856	1,857	2,747,947	1,890,899
Acquisitions (a)	-	-	-	-	2,289	5,781	-	20,435	298	3,898	32,701	17,059
Disposals	-	-	-	-	-	-	-	(252)	-	-	(252)	(956)
Business combinations	28,030	-	60	771	179	4,087	6,885	-	118	-	40,130	-
Finalization of price allocation (b)	(4,000)	-	-	-	-	-	-	-	-	-	(4,000)	-
Transfer	-	-	-	-	-	-	-	4,138	-	(4,138)	-	-
At the end of the period	1,418,381	15,263	322,203	281,769	31,928	55,185	483,239	194,669	12,272	1,617	2,816,526	1,907,002
Amortization
At the beginning of the period	-	(6,818)	(38,237)	(49,175)	(18,103)	(9,741)	(27,315)	(46,164)	(2,757)	-	(198,310)	(78,996)
Amortization	-	(437)	(8,506)	(8,046)	(1,972)	(2,764)	(6,415)	(14,055)	(683)	-	(42,878)	(27,938)
Amortization of disposals	-	-	-	-	-	-	-	239	-	-	239	284
At the end of the period	-	(7,255)	(46,743)	(57,221)	(20,075)	(12,505)	(33,730)	(59,980)	(3,440)	-	(240,949)	(106,650)
Net book value
At the beginning of the period	1,394,351	8,445	283,906	231,823	11,357	35,576	449,039	124,184	9,099	1,857	2,549,637	1,811,903
At the end of the period	1,418,381	8,008	275,460	224,548	11,853	42,680	449,509	134,689	8,832	1,617	2,575,577	1,800,352
Annual amortization years	-	10	5 to 16	3 to 10	3	2 to 5	10 to 20	3 to 10	2 to 5	-

(a)     The acquisitions of the period are mainly due to the development of educational content from the 2021 collection year, development of technology platforms for the supply of digital content, as well as licenses and software development for new projects.

(b)     Refers to the Geekie purchase price allocation adjustment made within the completion of the determination of the fair value of intangible assets according to the period defined by IFRS.

(a)	Goodwill

The carrying amount of goodwill by operating segment was:

	March 31, 2021	December 31, 2020
	(unaudited)

Core	914,091	918,091
Supplemental	504,290	476,260
	1,418,381	1,394,351

Impairment test for goodwill

The Company performs its annual impairment test in December and whenever circumstances indicate that the carrying value may be impaired. The Company’s impairment test for goodwill is based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the different cash generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2020.

There were no indications of impairment for the three-month periods ended March 31, 2021.

(b)	Other intangible assets

Intangible assets, other than goodwill, are valued separately for each acquisition and are amortized during each useful life. The useful lives and methods of amortization of other intangibles are reviewed at each financial year end and adjusted prospectively, if appropriate.

For the three-month periods ended March 31, 2021 there were no indicators that the Company’s intangible assets with definite lives might be impaired.

13	Accounts payable to selling shareholders

The breakdown of the liabilities regarding balances of accounts payable from business combinations and investments in associates is as follows:

	March 31, 2021	December 31, 2020
	(unaudited)
Accounts payable to selling shareholders
Acquisition of International School (a)	362,968	354,950
Acquisition of NS Educação Ltda. (b)	5,800	5,724
Acquisition of Escola em Movimento (c)	1,029	1,024
Acquisition of Nave à Vela (d)	-	21,941
Acquisition of Positivo (e)	907,722	903,428
Acquisition of WPensar (f)	3,623	3,605
Acquisition of Studos (g)	11,260	11,349
Acquisition of EI (h)	374,266	363,502
Acquisition of Geekie (i)	118,171	120,992
Acquisition of Me Salva! (j)	23,741	-
	1,808,580	1,786,515
Current	648,172	656,014
Non-current	1,160,408	1,130,501

(a)	The financial liability is recorded at the present value of the estimated amount payable to the non-controlling shareholder to acquire the remaining interest using an estimated interest rate of 13.5% (13.8% in 2020). During the three-month period ended March 31, 2021 the Company recognized R$ 7,788 of interest. The amount payable is based on realized EBITDA for the 2019 and 2020 school years. The amount payable is subject to an arbitration process and will be paid when the course of arbitration mentioned in Note 24. Based on the realized EBITDA for the 2019 and 2020 school years, the accounts payable increased by R$ 230 of fair value adjustment during the three-month period ended March 31, 2021.

(b)	This amount was retained for any contingent liabilities that may arise, which will be released in annual installments until December 31, 2022. The amount is being adjusted by the interest from Interbank certificates of deposit (CDI).

(c)	This amount was retained for any contingent liabilities that may arise, which will be released in two annual installments on the first and second anniversary of the acquisition until June 2021. The amount is being adjusted by the Brazilian basic interest rate (SELIC).

(d)	This amount is related to the remaining acquisition of 49% interest in Nave payable until February 2022. The second tranche was paid in February 2021 and on the same date, as agreed between the Company and the minority shareholders, the parties decided to anticipate the payment of the third tranche. Therefore, on March 31, 2021, the Company has a 100% interest in Nave. During the three-month period ended March 31, 2021, the Company recognized R$ 705 of interest.

(e)	The amount of the contract is updated by CDI from November 1, 2019 to March 31, 2021. The amount represents 50% of the acquisition price and will be paid over 4 years, 20% payable in 2021 and 2022 and 30% payable in 2023 and 2024. The payment is secured by a guarantee letter through a chattel mortgage of 20% of PSD shares and 100% of SAE shares. During the three-month period ended March 31, 2021, the Company recognized R$ 4,296 of interest.

(f)	This amount corresponds to 20% of the acquisition price and is being retained until September 30, 2021, for any eventual inaccuracies in the fulfillment of the guarantees given in the purchase and sale agreement. The amount is updated considering 100% of the Interbank certificates of deposit (CDI) calculated from the date of acquisition until the maturity date.

(g)	The obligation is recognized at present value of the acquisition price using an estimated interest rate of 5,2% for the first installment that will be paid in September 2021 and 6,0% for the second installment due in September 2022. The first and second installments will be paid over the next two years on the anniversary of the acquisition date.

(h)	This amount is related to the remaining acquisition of 40% interest in EI and will occur over the next two years and subject to price adjustments. This amount is recorded at the present value using an estimated interest rate of 12.9% (13.1% in 2020).

The next installment is payable on May 14, 2021 by the greater of:

-	R$ 88,000, or;

-	10 times EI’s ACV book value for 2021 multiplied by 48,43% and multiplied by 60,0% less installment paid in cash on the acquisition date.

The last installment is payable on May 31, 2023 for 6 times EI’s ACV book value for 2023 plus cash generation and multiplied for 40%.

During the three-month period ended March 31, 2021 the Company recognized R$ 10,902 of interest and the accounts payable decreased by R$ 138.

(i)	The financial liability is recorded at the present value of the estimated amount payable to the non-controlling shareholder upon the exercise of purchasing of the remaining interest using an estimated interest rate of 14.6% (13.1% in 2020). The exercise price will be calculated for two different content (“Geekie One” and “Geekie Others”) and is determined by the greater of:

Geekie One: 8 times Geekie’s ACV book value for 2022 less net debt, multiplied by the remaining interest of sellers; or 0.65 times the multiple of the Company’s ACV book value for 2022, multiplied by Geekie’s ACV for 2022, less net debt, multiplied by the remaining interest of sellers. The amount is due on June 1, 2022.

Geekie Others: 8 times Geekie’s revenue for 2022 multiplied by the remaining interest of sellers; or 0.65 times the multiple of the Company’s ACV book value for 2022, multiplied by Geekie’s revenue for 2022, multiplied by the remaining interest of sellers. The amount is due on January 6, 2023.

During the three-month period ended March 31, 2021 the Company recognized R$ 3,459 of interest and the accounts payable decreased by R$ 2,280.

(j)	The liability is composed of the present value of the balance payable for the remaining 40% interest in Me Salva!, plus the retained amount defined in the contract. The balance is recognized at present value, using a discount rate of 13.1%. The payment of the retained portion is in the amount of R$ 1,324 and will be made in 5 equal annual installments, commencing in June 2022, while the payment of the second stage will be made in 2025. The acquisition price of 40% is calculated based on based on the estimated 2024 revenue multiplied by 3, plus cash generation. During the three-month period ended March 31, 2021 the Company recognized an interest expense of R$ 221.

14	Labor and social obligations

(a)	Variable remuneration (bonuses)

The Company recorded bonuses related to variable remuneration of employees and management in cost of sales, selling and administrative expenses in the amount of R$7,337 during the three-month period ended March 31, 2021.

(b)	Share-based compensation plan

Restricted stock units

In 2019 the Company issued a new share-based payment program called restricted stock units (“RSU”) of the holding company Arco Platfom Limited for employees registered with the Company's subsidiaries, which will be available for sale by the beneficiaries annually, on their anniversary dates, with the exception of the members of the Board, whose shares are blocked for sale for one year after the issue. The related compensation expense will be recognized over the following schedule:

Final vesting date	Quantity of stocks
28/09/2019	197,951
30/06/2020	3,086
28/09/2020	215,709
30/06/2021	3,086
28/09/2021	215,709
28/09/2022	17,757
30/06/2022	5,400
31/03/2021	14,713
31/03/2022	14,713
31/03/2023	20,670
31/03/2024	17,870
Total	726,664

The participant's right to effectively receive ownership of the restricted shares will be conditioned to the participant's continuance and performance as an employee, director or director of any company in the business group from the grant date until the grace periods (“Vesting”). If a participant leaves the group, or not achieving the proposed goal, the participant will be entitled to receive his or her vested shares and a pro rata amount of the granted and unvested shares, by reference to the vesting period in which the termination occurred and based on the number of days the participant was employed by us. The total amount will be calculated based on the proposed goal multiplied by a rate between 80% and 120%. After the vesting period, the restricted shares have the same rights and privileges as any shareholder.

The following table reflects the movements from the grant date until March 31, 2021:

Number of restricted stock units
Outstanding at December 31, 2020	161,231
Granted	69,477
Effectively forfeited	(3,018)
Estimated forfeited	(8,103)
Outstanding at March 31, 2021	219,587

The total compensation expense for the three-month period ended March 31, 2021, including taxes and social charges, was R$10,729, (R$8,371 of principal and R$2,358 of taxes and contributions) net of estimated forfeited. These awards are classified as equity settled.

The fair value of these equity instruments was measured on the grant date as follows:

Grant date	Total shares granted	Total shares vested	Total shares outstanding	Average fair value at grant date	Unit value average
30/04/2019	542,760	(404,700)	110,056	68,800	126.76
30/06/2019	1,543	(1,543)	-	319	206.66
30/06/2019	1,543	(1,543)	-	274	177.71
15/10/2019	37,929	(25,881)	7,698	7,593	200.18
23/01/2020	13,000	(6,517)	7,580	2,788	214.48
02/03/2020	36,673	(18,191)	20,123	8,762	238.93
04/03/2020	13,164	(10,988)	4,388	3,346	254.21
03/09/2020	3,600	(1,805)	2,099	883	245.18
19/11/2020	3,562	(800)	3,562	772	216.63
19/11/2020	3,086	(1,827)	3,086	669	216.63
10/02/2021	58,600	(16,095)	50,966	12,019	205.11
23/02/2021	1,838	(134)	1,838	366	198.87
26/02/2021	9,366	(2,232)	8,191	1,841	196.58
Total	726,664	(492,256)	219,587	108,432

The grant date is the date on which the entity and the counterparty (including employee) entered into a share-based payment agreement, that is, when the entity and the counterparty have a shared understanding of the terms and conditions of the agreement.

Matching program

On February 26, 2021, our Restricted Shares Plan Advisory Committee approved our first Matching Program, pursuant to which the Company will match the number of Class A shares (at no additional cost to the participant) that were acquired by the participant at fair market value (“investment shares”), using the amounts received by the participant as a short term incentive and designated by our board of directors to be used as an investment in investment shares, provided certain vesting conditions are satisfied.

Under the matching shares program, participants are required to (i) be employed or providing services to the Company through each vesting date, as set forth in the applicable award agreement and (ii) hold the investment shares through each vesting date. The vesting period may not exceed five years. In addition, upon each vesting date, a portion of the investment shares will become free of restrictions and the participant will be allowed to freely negotiate such shares.

All such shares, including the investment shares acquired by the participants of the Matching Program, will be available for sale by the beneficiaries annually, over four years, on March 31 of each year.

As of March 31, 2021 the Company transferred 9,366 investment shares under the Matching Program with an average price of R$ 196.6.

15	Loans and financing

	Interest rate	Maturity	2021	2020
Bank loan	100% CDI + 2.7% pa	December/2021	100,436	100,395
Bank loan	100% CDI + 2.7% pa	January/2022	200,871	200,788
Bank loan	8.1% pa	March/2022	1,212	1,500
Bank loan	8.2% pa	May/2022	6,960	8,373
Bank loan (a)	3.7% pa	October/2023	91	-
Bank loan	3.8% pa	November/2023	63	63
			309,633	311,119
Current			306,476	107,706
Non-current			3,157	203,413

(a)	Loan acquired by Me Salva!, the Company’s subsidiary, for working capital. The amount will be settled in 3 installments until October 2023 and bear interest at the rate of 3.7% per annum.

All financing arranged by Company is not subject to any financial covenants a of three-month period ended March 31, 2021.

16	Equity

a.	Share capital

As of March 31, 2021, and December 31, 2020, Arco’s share capital is represented by 57,587,563 common shares of par value of US$ 0.00005 each, comprised by 27,400,848 Class B common shares and 30,186,715 Class A common shares.

The Class B common shares are entitled to 10 votes per share and the Class A common shares, which are publicly traded, are entitled to one vote per share. The Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer subject to limited exceptions.

The dual class structure will exist as long as the total number of issued and outstanding Class B common shares is at least 10% of the total number of shares outstanding.

b.	Capital reserve

Repurchase program

On January 6, 2021, our Board of Directors approved a share repurchase program, or the Repurchase Program, to comply with management long-term incentive plan obligations. Pursuant to the Repurchase Program, we may repurchase up to 500,000 of our outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on January 6, 2021 continuing until the earlier of the completion of the repurchase or January 6, 2023, depending upon market conditions.

On March 31, 2021 the Company approved to increase the share repurchase limit of its existing share repurchase program established on January 6, 2021, or the Repurchase Program. Pursuant to the increased repurchase limit, Arco may repurchase up to 2,500,000 million of its outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on March 31, 2021 continuing until the earlier of the completion of the repurchase or January 6, 2023, depending upon market conditions.

As of March 31, 2021 the Company has a total of 267,215 of treasury Class A common shares under the Repurchase Program with an average price of US$ 35.6.

17	Earnings per share (EPS)

Basic

Basic EPS is calculated by dividing profit attributable to the equity holders of the parent by the weighted average number of Class A and Class B common shares outstanding during the period.

Diluted

Diluted EPS is calculated by dividing profit attributable to the equity holders of the parent by the weighted average number of Class A and Class B common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all potential common shares with dilutive effects.

The following table reflects the profit attributable to equity holders of the parent and the share data used in the basic and diluted EPS computations:

	March 31, 2021 (unaudited)			March 31, 2020 (unaudited)
	Class A	Class B	Total	Class A	Class B	Total
Profit attributable to equity holders of the parent	6,174	5,637	11,811	1,915	1,906	3,821
Weighted average number of common shares outstanding (thousand)	30,010	27,401	57,411	27,538	27,401	54.939
Effects of dilution from:
Share-based compensation plan (thousands)	220	-		397	-

Basic earnings per share - R$	0.21	0.21		0.07	0.07
Diluted earnings per share - R$	0.20	0.21		0.07	0.07

Diluted profit per share is calculated by the weighted average number of outstanding shares, in order to assume the conversion of all potential dilutive shares. Diluted result per share is calculated considering the instruments that may have a potential dilutive effect in the future, such as share-based payment instruments, using the treasury shares method when the effect is dilutive.

18	Revenue

The Company’s net revenue is as follows:

	March 31, 2021	March 31, 2020
	(unaudited)	(unaudited)
Educational content	330,840	259,692
Other	1,648	2,184
Deductions:
Taxes	(816)	(297)
Net revenue	331,672	261,579

	March 31, 2021			March 31, 2020
			(unaudited)			(unaudited)
Segments	Core	Supplemental	Total	Core	Supplemental	Total
Type of goods or service
Educational content	263,458	66,566	330,024	220,145	39,250	259,395
Other	1,120	528	1,648	538	1,646	2,184
Total net revenue from contracts with customers	264,578	67,094	331,672	220,683	40,896	261,579
Timing of revenue recognition
Transferred at a point in time	264,578	67,094	331,672	220,683	40,896	261,579
Total net revenue from contracts with customers	264,578	67,094	331,672	220,683	40,896	261,579

The Company recognized impairment losses on trade receivables arising from contracts with customers, included under selling expenses in the statement of income, of R$ 3,889 and R$ 6,168 for the three-month periods ended March 31, 2021 and 2020, respectively.

19	Expenses by nature

	March 31, 2021	March 31, 2020
	(unaudited)	(unaudited)
Content providing	46,628	43,442
Operations personnel	9,326	5,398
Inventory reserves	2,224	2,106
Freight	8,004	6,491
Depreciation and amortization	16,435	7,392
Other	4,508	2,391
Cost of sales	87,125	67,220

Sales personnel	57,072	38,007
Depreciation and amortization	25,454	18,093
Sales & marketing	5,101	8,327
Customer support	22,077	15,109
Allowance for doubtful accounts	3,889	6,168
Real estate rentals	379	211
Other	5,686	1,985
Selling expenses	119,658	87,900

Corporate personnel	27,162	22,011
Third party services	19,861	20,264
Real estate rents	907	400
Travel expenses	116	1,727
Tax expenses	1,778	1,727
Software licenses	1,987	1,035
Share-based compensation plan	11,724	15,960
Depreciation and amortization	6,163	3,190
Other	4,608	469
General and administrative expenses	74,306	66,783

Total	281,089	221,903

20	Finance result

	March 31, 2021	March 31, 2020
	(unaudited)	(unaudited)
Income from financial investments	4,867	928
Changes in fair value of financial investments (a)	13	1,426
Changes in fair value of derivative instruments (b)	-	4,205
Changes in accounts payable to selling shareholders (Note 13)	2,418	-
Foreign exchange gains	976	1,023
Interest income	1,191	1,199
Other	475	606
Finance income	9,940	9,387

Changes in fair value of derivative instruments (b)	-	(4,259)
Changes in accounts payable to selling shareholders (Note 13)	(230)	(6,600)
Financial discounts granted	(1,170)	(1,300)
Bank fees	(2,006)	(1,145)
Foreign exchange loss	(1,255)	(281)
Interest on acquisition of investments (c)	(27,381)	(20,266)
Interest on loans and financing	(3,689)	(1,242)
Interest lease liabilities	(1,019)	(732)
Other	(1,864)	(2,514)
Finance costs	(38,614)	(38,339)

Finance result	(28,674)	(28,952)

(a)	Refers to gains on financial investments measured at FVTPL.

(b)	Refers to changes in the fair value of derivative financial instruments, comprised of the put and call options from business acquisitions and investments in associates and joint ventures.

(c)	Refer to interest expense on liabilities related to business combinations and investments in associates.

21	Income taxes

(a) Reconciliation of income taxes expense

	March	March
	31, 2021	31, 2020
	(unaudited)	(unaudited)
Profit before income taxes	22,411	10,430
Combined statutory income taxes rate - % (a)	34%	34%
Income tax benefit (expense) at statutory rates	(7,620)	(3,546)

Reconciliation adjustments:
Share of loss of equity-accounted investees	(348)	(240)
Effect of presumed profit of subsidiaries	492	561
Non-deferred tax loss (b)	(2,391)	(660)
Stock option (b)	(338)	-
Other (additions) exclusions, net	(395)	(2,724)
	(10,600)	(6,609)

Current	(17,353)	(32,188)
Deferred	6,753	25,579
Income taxes benefit (expense)	(10,600)	(6,609)

Effective rate	47.3%	63.4%

(a)	Considering that Arco Platform Ltd. is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to Arco Brasil S.A. which is the holding company of all operating entities of Arco Platform, in Brazil.

(b)	Permanent differences of non-deductible expenses.

(b) Deferred income taxes

The changes in the deferred tax assets and liabilities are as follows:

	As of December 31, 2020	Recognized in profit or loss	As of March 31, 2021
			(unaudited)
Deferred tax assets
Tax losses carryforward	64,764	5,798	70,562
Temporary differences
Financial instruments from acquisition of interests	117,393	6,000	123,393
Other temporary differences	46,815	1,835	48,650
Share base compensation	6,473	2,161	8,634
Tax benefit from tax deductible goodwill	11,547	(1,008)	10,539
Amortization of intangible assets	16,821	1,223	18,044
Total deferred tax assets	263,813	16,009	279,822
Deferred tax liabilities
Financial instruments – put options on equity method investments	(9,231)	-	(9,231)
Tax benefit from tax deductible goodwill	(15,678)	(9,407)	(25,085)
Other temporary differences	(2,001)	151	(1,850)
Total deferred tax liabilities	(26,910)	(9,256)	(36,166)
Deferred tax assets (liabilities), net	236,903	6,753	243,656

Deferred tax assets	236,903		243,656
Deferred tax liabilities	-		-

22	Segment information

Segment information is presented consistently with the internal reports provided to the Company’s main key executives and chief operating decision makers. They are responsible for allocating resources, assessing the performance of the operating segments, and making the Company’s strategic decisions.

The Executive Officers have defined the operating segments based on the reports used to make structured strategic decisions, which allow for decision-making based on these structures:

(i)            Core: The Core Curriculum business segment provides solutions that address the Brazilian K-12 curriculum requirements through a personalized and interactive learning experience. Students access content in various formats, such as digital, video, print, and other audiovisual formats that are aligned with the daily curriculum of their classes.

(ii)           Supplemental: The Supplemental Solutions business segment provide additional value-added content that private schools can opt in for, in addition to the Core Curriculum solution. Currently, the Company’s primary Supplemental product is an English as a second language (ESL) bilingual teaching program. Technological solutions for communication with the students’ parents, learning laboratories that use the methodology of maker culture, a platform of questions to students and teachers and content to develop socio-emotional skills are also offered.

The Executive Officers do not make strategic decisions or evaluate performance based on geographic regions. Also, based on the agreements signed with schools as of March 31, 2021, none of our customers individually represented more than 5% of our total revenue.

	Three-month period ended March 31, 2021 (unaudited)
	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
Net revenue	264,578	67,094	331,672	-	331,672
Cost of sales	(71,870)	(15,255)	(87,125)	-	(87,125)
Gross profit	192,708	51,839	244,547	-	244,547
Selling expenses	(99,753)	(19,905)	(119,658)	-	(119,658)
Segment profit	92,955	31,934	124,889	-	124,889
General and administrative expenses	-	-	-	-	(74,306)
Other income, net	-	-	-	-	1,525
Operating profit	-	-	-	-	52,108
Finance income	-	-	-	-	9,940
Finance costs	-	-	-	-	(38,614)
Share of loss of equity-accounted investees	-	-	-	-	(1,023)
Profit before income taxes	-	-	-	-	22,411
Income taxes expense	-	-	-	-	(10,600)
Profit for the period	-	-	-	-	11,811

Other disclosures
Depreciation and amortization	44,578	3,474	48,052	-	48,052
Investments in associates and joint ventures	33,638	-	33,638	-	33,638
Capital expenditures	33,626	2,073	35,699	-	35,699

	Three-month period ended March 31, 2020 (unaudited)
	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
Net revenue	220,683	40,896	261,579	-	261,579
Cost of sales	(59,245)	(7,975)	(67,220)	-	(67,220)
Gross profit	161,438	32,921	194,359	-	194,359
Selling expenses	-	-	-	-	(87,900)
General and administrative expenses	-	-	-	-	(66,783)
Other income, net	-	-	-	-	412
Operating profit	-	-	-	-	40,088
Finance income	-	-	-	-	9,387
Finance costs	-	-	-	-	(38,339)
Share of loss of equity-accounted investees	-	-	-	-	(706)
Profit before income taxes	-	-	-	-	10,430
Income taxes expense	-	-	-	-	(6,609)
Profit for the period	-	-	-	-	3,821

Other disclosures
Depreciation and amortization	26,550	2,125	28,675	-	28,675
Investments in associates and joint ventures	60,543	-	60,543	-	60,543
Capital expenditures	16,468	2,968	19,436	-	19,436

Capital expenditures consist of additions of property and equipment and intangible assets. There were no inter-segment revenues in the three-month periods ended March 31, 2021 and 2020.

Segment performance is evaluated based on segment profit and is measured consistently with profit or loss in the consolidated financial statements. Selling expenses, general and administrative expenses, other income (expenses) net, finance result, share of profit (loss) of equity-accounted investees and income taxes are managed on a Company basis and are not allocated to operating segments.

There were no adjustments or eliminations in the profit or loss between segments. Intersegmental eliminations refer to transactions due between companies in the Core and Supplemental segments, such as: loans, accounts payable and accounts receivable. Segment assets and liabilities are measured in the same way as in the financial statements. These assets and liabilities are allocated based on the operations of the segment.

	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
March 31, 2021 (unaudited)
Total assets	4,387,879	280,589	4,668,468	(35,929)	4,632,539
Total liabilities	2,428,962	71,467	2,500,429	(35,929)	2,464,500
December 31, 2020
Total assets	3,294,834	162,609	3,457,443	(24,581)	3,432,862
Total liabilities	1,793,636	56,269	1,849,905	(24,581)	1,825,324

23	Financial instruments

The Company holds the following financial instruments:

Financial assets	Assets at FVPL	Assets at amortized cost	Total
March 31, 2021 (unaudited)
Cash and cash equivalents	-	360,356	360,356
Financial investments	593	671,049	671,642
Trade receivables	-	522,522	522,522
Related parties	-	15,569	15,569
Investments in financial instruments (Bewater)	9,660	-	9,660
	10,253	1,569,496	1,579,749

Financial assets	Assets at FVPL	Assets at amortized cost	Total
December 31, 2020
Cash and cash equivalents	-	424,410	424,410
Financial investments	17,645	705,349	722,994
Trade receivables	-	415,282	415,282
Related parties	-	20,478	20,478
Investments in financial instruments (Bewater)	9,654	-	9,654
	27,299	1,565,519	1,592,818

Financial liabilities	Liabilities at FVPL	Liabilities at amortized cost	Total
March 31, 2021 (unaudited)
Trade payables	-	53,657	53,657
Accounts payable to selling shareholders	879,146	929,434	1,808,580
Lease liabilities	-	40,158	40,158
Loans and financing	-	309,633	309,633
	879,146	1,332,882	2,212,028

Financial liabilities	Liabilities at FVPL	Liabilities at amortized cost	Total
December 31, 2020
Trade payables	-	40,925	40,925
Accounts payable to selling shareholders	861,385	925,130	1,786,515
Lease liabilities	-	35,220	35,220
Loans and financing	-	311,119	311,119
	861,385	1,312,394	2,173,779

The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

Recognized fair value measurements

(i) Fair value hierarchy

The table below explains the judgements and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value through profit or loss in the consolidated financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Company has classified its financial instruments into the three levels.

Assets and liabilities measured and recognized at fair value as follows:

	Hierarchy	March 31, 2021	December 31, 2020
		(unaudited)
Financial assets
Financial investments	Level 2	593	17,645
Investments at fair value	Level 1	9,660	9,654

Financial liabilities
Accounts payable to selling shareholders	Level 3	879,146	861,385

As of March 31, 2021, and December 31, 2020, the Company assessed the fair values of its financial instruments and concluded that carrying amounts and fair values approximate. The estimated realizable values of financial assets and liabilities were determined based on available market information and appropriate valuation methodologies.

The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.

There were no transfers between levels for recurring fair value measurements during the financial statement period.

(ii) Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

•	the use of quoted market prices or dealer quotes for similar instruments;
•	the fair value of derivatives is calculated with Black & Scholes; and
•	the fair value of the remaining financial instruments is determined using discounted cash flow analysis.

All the resulting fair value estimates are included in levels 1 and 2 except for contingent consideration and certain derivative contracts, where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

(iii) Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 items for the three-month periods ended March 31, 2021 and 2020.

Recurring fair value measurements	Financial instruments – call options on equity method investments (assets)	Financial instruments – put options on equity method investments (liabilities)	Accounts payable to selling shareholders
As of December 31, 2019	35,946	(33,940)	(328,668)
Payment	-	-	3,696
Changes in accounts payable to selling shareholders	-	-	(6,600)
Interest expense	-	-	(11,280)
Gains (loss) recognized in statement of income	(4,096)	4,041	-
As of March 31, 2020 (unaudited)	31,850	(29,899)	(342,852)

As of December 31, 2020	-	-	(861,385)
Acquisitions	-	-	(23,520)
Payment	-	-	22,646
Changes in accounts payable to selling shareholders	-	-	2,188
Interest expense	-	-	(23,075)
Reclassification	-	-	4,000
As of March 31, 2021 (unaudited)	-	-	(879,146)

(iv) Transfers between levels 2 and 3

During the three-month periods ended March 31, 2021 and 2020, the Company did not transfer any financial instruments from level 2 into level 3.

(v) Valuation processes

The finance department of the Company performs and reviews the valuations of items required for financial reporting purposes, including level 3 fair values. Discussions of valuation processes and results conform with the Company’s yearly reporting periods. Also, the Company hires specialists to measure fair value of certain financial assets independently.

The main level 3 inputs used by the Company are derived and evaluated as follows:

•	Discount rates for financial assets and financial liabilities are determined using a capital asset pricing model to calculate a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset.
•	Risk adjustments specific to the counterparties (including assumptions about credit default rates) are derived from observable market data of credit risk grading.
•	Earnings growth factors for unlisted equity securities are estimated based on market information for similar types of companies.
•	Contingent consideration – expected cash outflows are estimated based on the terms of the business combinations and the entity’s knowledge of the business as well as how the current economic environment is likely to impact it.

24	Commitments and contingencies

(i)	Legal proceedings

The Company is party to labor and tax litigation in progress, which arise during the ordinary course of business. The provisions for probable losses arising from these matters are estimated and periodically adjusted by Management, supported by the opinion of its external legal advisors.

	Civil	Labor	Taxes	Total
Balance at December 31, 2019	-	122	129	251
Additions	564	108	137	809
Business combination	-	-	599	599
Reversals	(99)	(178)	(16)	(293)
Balance at December 31, 2020	465	52	849	1,366
Additions	195	683	3	881
Reversals	-	-	(46)	(46)
Balances at March 31, 2021 (unaudited)	660	735	806	2,201

As of March 31, 2021, the Company was party to lawsuits classified as possible losses totaling R$ 8,984 (R$ 7,863 as of December 31, 2020), as shown below:

	March 31, 2021	December 31, 2020
	(unaudited)
Civil (a)	6,614	6,367
Labor (b)	2,370	1,496
Total	8,984	7,863

(a)	The civil proceedings relate mainly to copyright and customer claims, including those related to the early termination of certain agreements, among others.

(b)	The labor proceedings to which the Company is a party were filed by former employees or suppliers and third-party service providers’ employees seeking joint liability for the acts of the Company’s suppliers and service providers.

On September 19, 2019, Mr. Ulisses Borges Cardinot, the non-controlling shareholder in our subsidiary, International School, filed a request for arbitration with the Center for Arbitration and Mediation of the Chamber of Commerce Brazil-Canada in Brazil against Arco Platform Limited, PSD Educação S.A. and Arco Educação S.A. This request for arbitration purporting to assert the non-controlling shareholder’s rights related to both the form of payment (shares) and the calculation of the purchase price under the Investment Agreement is still ongoing.

As the arbitration proceeding progresses the estimated amount payable by PSD to the non-controlling shareholder may be lower than the provision recorded, due to the disposition of the Investment Agreement that sets forth that the payment schedule of the purchase price shall be anticipated in case of an initial public offering. Conversely, the estimated amount payable by PSD to the non-controlling shareholder may be higher than the provision recorded in light of the claims asserted by the non-controlling shareholder.

In light of the arbitration proceeding and based on standard IAS 37 Provisions, contingent liabilities and contingent assets, the Company understands that the circumstances, risks and uncertainties of the arbitration must be taken into consideration in order to reach the best estimate of the liability. Contingencies should be reevaluated at each balance sheet date and adjusted to reflect the best current estimate.

Therefore, in light of the current stage of the proceeding and the range of potential outcomes, the calculation methodology of the estimate has remained unchanged, consistent with the estimate previously calculated and reported.

Based on this analysis, the Company has recorded the provision at the present value of the amount considered the appropriate estimate of the amount of the purchase price under the Investment Agreement payable to the non-controlling shareholder and discounted to present value. The provision is calculated based on the realized EBITDA for the school years of 2019 (first installment) and 2020 (second installment), both, net of debts, as determined in the agreement. The school year is defined as the twelve-month period starting in October of the previous year to September of the mentioned current year. The first and second installments will be paid in the course of the arbitration. Based on realized numbers, the liability increased by R$ 230 in 2021 and was recorded as financial expense as described in Note 13.a). During the three-month period ended March 31, 2021, the Company recognized R$ 7,788 of interest related to the liability.

25	Transactions not involving cash

The Company carried out the non-cash activities in the three-month period ended March 31, 2021, which are not reflected in the statement of cash flows, mainly related to the effects of lease contracts signed in the period as described in Note 11 and retained payments and acquisition from business combination in Note 3.

26	Subsequent events

Shares repurchase

In April 2021, the Company purchased an aggregate of 362,621 Class A common shares for a total of approximately US$ 10.1 million. This repurchase was made in accordance with the Repurchase Program mentioned in Note 16.

Investment in Tera Treinamentos Profissionais Ltda. (“Tera”)

On April 9, 2021, PSD acquired an interest of 23,43% in Tera for R$ 15,000 through the purchase of interest from minority shareholders and capital increase.

Tera provides courses and training for professional and management development and additionally provides consulting services in project development, IT and marketing.

Acquisition of Quadrado Mágico Desenvolvimento e Licenciamento de Software S.A. (“Quadrado Mágico”)

On April 22, 2021, the Company entered into an agreement (the “Purchase Agreement”) to acquire Quadrado Mágico, which provides educational services, acting specifically in the Learning Management System (LMS), for R$30 million, subject to price adjustments.

This transaction is subject to customary closing conditions, including Brazilian antitrust approvals.

Payment of Escola da Inteligência

As mentioned in Note 13, on May 14, 2021 the Company concluded the first stage of the Escola da Inteligência acquisition with the payment of R$ 88,000, which added to the R$ 200,000 paid in December 2020, refers to a 60% of interest in the acquired business.

Investment in INCO Limited

In April 2021, the Company invested US$ 6.1 million in INCO in a new round of investments. Arco maintains a participation and/or shareholders agreement which represents a non-controlling of INCO.

Change of corporate name

On April 19, 2021, according to a resolution approved by the Board of Directors and registered at the Board of Trade of Ceará, the corporate name of the subsidiary PSD Educação S.A. was changed to Companhia Brasileira de Educação e Sistemas de Ensino S.A.

***